Exhibit 99.1

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Kiska Adds $1.5 million to Treasury through sale of Thorn Property

Vancouver, BC – February 27, 2013:  Kiska Metals Corporation (“Kiska” or the “Company”) is pleased to report that the Company has completed the sale of its Thorn Property to Brixton Metals Corporation, for a purchase price of CDN$1,500,000 in cash and seven million shares of Brixton. Kiska now holds 7.55 million shares, or 7.7% or Brixton’s outstanding shares.

The sale of the Thorn Property is part of the Company’s ongoing strategy of generating capital and putting this funding to its portfolio of mineral projects.

“With Brixton very close to fulfilling its exploration requirements for the 51% earn-in, this transaction simplifies the ownership of the Thorn Project. We felt the opportunity to add cash to our treasury in a non-dilutive manner was prudent considering the market conditions junior explorers face today," stated Jason Weber, President and CEO of Kiska Metals. "Brixton has done well to bring in Hecla as a strategic partner at Thorn and as a significant shareholder we wish them every success in their continued exploration of the property."

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. Brixton signed an option agreement to earn a 51% interest in the Thorn by funding $5 million in exploration by the end of 2014 ($4.1 million spent to date). At Kiska's election, Brixton could fund an additional $10 million in exploration to earn an additional 14% interest (totaling 65%) in the property. Exploration is targeting high sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company with a diverse portfolio of gold and copper projects throughout North America and Australia. This portfolio is anchored by the Whistler property, Alaska, a district-scale gold-copper porphyry project with excellent exploration potential and includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has numerous gold and copper projects available for option-joint venture as well as an extensive royalty portfolio available for purchase.

 On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com  and http://www.sec.gov